INNOTRAC CORPORATION
                              1828 Meca Way
                         Norcross, Georgia  30093
                               770-717-2000

April 3, 1998

VIA EDGAR AND COURIER

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Innotrac Corporation
          Withdrawal of Registration Statement on Form 8-A
          (File No. 000-23741) filed on February 6, 1998

Dear Sir or Madam:

Innotrac Corporation (the "Company") hereby withdraws its above-referenced Registration Statement on Form 8-A filed on February 6, 1998 with respect to the registration under Section 12(g) of the Company's Common Stock. The Company requests withdrawal to avoid automatic effectiveness of the registration due to the pendency of the Company's Registration Statement on Form S-1
(File No. 333-42373) before the Commission.


Respectfully yours,

/s/ John H. Nichols III

John H. Nichols III
Vice President and Chief Financial Officer